February 22, 2019

VIA EDGAR

Mses. Anne Parker, Heather Clark and Jean Yu, and Mr. John Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, D.C. 20549

Re:
Super League Gaming, Inc.
   Amendment No. 1 and 2 to Registration Statement on Form S-1
   Filed February 6 and 12, 2019
   File No. 333-229144

Ladies and Gentlemen:

This letter is submitted on behalf of Super League Gaming, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated February 22, 2019 with respect to Amendments No. 1 and No. 2 to the Registration Statement on Form S-1 filed with the Commission on February 6, 2019 and February 12, 2019, respectively (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which will include corresponding changes in response to the Staff’s comments.

In this letter, each of the Staff’s comments is indicated in italics, followed by the Company’s responses thereto. Page number references in the responses below are to the page numbers of Amendment No. 3. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in Amendment No. 3.

Form S-1/A

Summary Financial Data, page 8

1.
We refer to your disclosure in footnote 1 which states "Pro forma as adjusted balance sheet data reflects the pro forma items described immediately above..." Please clarify in your filing to which pro forma items you refer.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that footnote 1 to the balance sheet data contained in the Summary Financial Data section of Amendment No. 3 now fully describes the items included in the pro forma column.

Capitalization, page 36

2.
Please revise the second bullet point to include the adjustment for the beneficial conversion feature of $8,227,542 which is not recognized in earnings until the consummation of the IPO.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the second bullet point in the Capitalization section of Amendment No. 3 now discloses that the adjustment for the beneficial conversion feature is included in the pro forma information presented in the Capitalization table.

Description of Securities, page 94

3.
We note from the second paragraph you indicate as of February 11, 2019, there were 1,208,936 shares of common stock issuable pursuant to outstanding convertible promissory notes at a conversion price of $10.80 per share. This information appears inconsistent with disclosures provided elsewhere in the document. Please revise to correct the inconsistency.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the shares of common stock issuable upon conversion of the outstanding convertible promissory notes in the Description of Securities section of Amendment No. 3 is now consistent with similar disclosure throughout the prospectus included within Amendment No. 3.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (619) 272-7063.

Sincerely, /s/ Jessica R. Sudweeks Jessica R. Sudweeks Partner Disclosure Law Group, a Professional Corporation

cc:          Ms. Ann Hand
Chief Executive Officer
Super League Gaming, Inc.

Mr. Clayton Haynes
Chief Financial Officer
Super League Gaming, Inc.

Mr. Daniel R. Rumsey
Managing Partner
Disclosure Law Group, a Professional Corporation

Messrs. Jonathan R. Zimmerman, Ben A. Stacke and Ryan R. Woessner
Faegre Baker Daniels LLP